 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenue Brigadeiro Luis Antonio, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

São Paulo, December 14, 2020 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or “Company”), in order to clarify news published by the press, communicates the following:

  Consistent with the message the Company has been providing to its shareholders and the capital markets, Ultrapar evaluates periodically its portfolio of businesses, in order to maximize the value generation to is shareholders and stakeholders.
  Also aligned with the strategy the Company has been developing and informing the market, the priority in capital allocation for the next years is centered in the existing opportunities in the Oil & Gas value chain in Brazil, where the Company operates with three businesses and has structural competitive advantages.
  Oxiteno was built and has been developed by Ultrapar for more than 40 years and has an outstanding position in Brazil and Latin America, with modern industrial facilities and world-class technology in the chemical industry, a sector that has been going through a restructuring and consolidation process worldwide.
  Therefore, consistent with the growth strategy of Ultrapar and in order to allow the continuous expansion and strengthening of Oxiteno, Ultrapar is evaluating strategic alternatives to this business, which includes potential divestment.

The Company will maintain its shareholders and the market timely informed of any material announcement.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

1

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2020

ULTRAPAR HOLDINGS INC.

By:	/s/ Rodrigo de Almeida Pizzinatto
Name:	Rodrigo de Almeida Pizzinatto
Title:	Chief Financial and Investor Relations Officer

(Market Announcement)